Filed by Ares Acquisition Corporation and X-Energy Reactor Company, LLC

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation (File No. 001-39972)

X-Energy’s Revolutionary Approach to Nuclear Power Can Lead Energy Transition

•	X-Energy to merge with Ares Acquisition Corp. (NYSE:AAC)

•	Makes advanced small modular nuclear reactors (SMRs)

•	Partnerships include Department of Defense, Dow Chemical, Energy Northwest

•	Flagship reactor, the Xe-100, is intrinsically safe, uses own TRISO-X fuel

•	Capex-light, services-driven business model, including tech licensing, fuel sales and long-term recurring offerings, designed to drive free cash flow generation

•	Pre-money equity valuation of $1.05 billion provides appealing entry point for investors

•	Strong tailwinds include Inflation Reduction Act, Advanced Reactor Demonstration Program by Dept of Energy

•	Management team led by CEO J. Clay Sell, who has 24 years of experience in international, U.S. energy sectors

By Jarrett Banks

A global consensus on decarbonization by 2050 means that nuclear power companies can and should play a pivotal role in the transition. Energy security is also becoming paramount.

Meet X-energy, which makes advanced small modular nuclear reactors (SMRs) and proprietary fuel technology. The company has made nuclear energy safer, more efficient and cost-effective. It plans to go public through a merger with a SPAC called Ares Acquisition Corp. (NYSE: AAC).

Founded in 2009, X-energy’s technology revolves around advanced generation-four nuclear power systems. Their flagship reactor, the Xe-100, is intrinsically safe, eliminating the risk of meltdowns. The design allows for flexibility in choosing plant locations, making it suitable for revitalizing former coal sites and fostering local employment opportunities.

The Maryland-based company’s TRISO-X fuel, used in the Xe-100, is designed to withstand extreme temperatures. The Department of Energy described it as “the most robust nuclear fuel on Earth.” X-energy’s emphasis on safety and innovative design not only addresses skepticism about nuclear power but also provides a viable solution to the energy challenges posed by climate change.

What sets X-energy apart is its ability to compete not only with traditional nuclear reactors but also with fossil fuels and natural gas. The company has secured substantial funding, primarily from competitive grants by the US government. The Department of Defense consumes significant electricity and fuel, a demand expected to grow with the electrification of its vehicle fleet and future energy-intensive needs.

X-energy and the DoD have also expanded their contract under an initiative called Project Pele, which aims to develop a cost-effective nuclear microreactor prototype for use in remote military locations.

Other partnerships include The Dow Chemical Co., which has also agreed to employ up to four of X-Energy’s reactors at a Texas site, with construction slated for completion by the end of this decade. Furthermore, Texas Governor Greg Abbott has shown enthusiasm for nuclear energy in his state.

In a recent collaboration with Energy Northwest, X-energy has inked a joint development agreement for up to 12 Xe-100 reactors, potentially unleashing a colossal 960 MW of clean energy in central Washington.

Support for nuclear energy is surging in the U.S., with many states backing SMR development. Federal support includes the Inflation Reduction Act, $700 million for High-Assay Low-Enriched Uranium (HALEU) backing, and an extra $2.5 billion from the Bipartisan Infrastructure Law. This broad support is revitalizing the nuclear energy industry across the country.

The company also has outstanding leadership. CEO J. Clay Sell boasts extensive experience in the international and U.S. energy sectors. His career spans senior roles in both the private sector and government. Notably, he served as the Deputy Secretary of Energy during the George W. Bush Administration, where he played a pivotal role in shaping nuclear energy policies. See IPO Edge’s recent fireside chat with Mr. Sell here.

The X-energy leadership team possesses deep-rooted expertise in the nuclear domain. With an average of 25+ years of experience, they bring a blend of technical and business acumen. Their strength lies in design, operations, government relations and public markets.

To address concerns about nuclear waste and costs, X-energy emphasizes that its nuclear power is inherently safe and can outperform other clean energy sources in terms of cost-effectiveness. Advanced nuclear power is a linchpin in the drive towards clean energy and bolstering energy security and its innovative technology offers enhanced safety, cost-effectiveness, rapid construction timelines, and modular scalability, surpassing conventional nuclear competitors.

X-energy has revised its pre-money equity valuation to an enticing $1.05 billion. This strategic move provides an even more appealing entry point for investors. Its business model is designed to be capital-efficient and service-oriented. It involves licensing fees for the use of their proprietary Xe-100 technology and coordinating assembly and construction support with customers and third-party vendors.

The company doesn’t anticipate holding inventory associated with assembly and construction and plans to offer a range of value-added services during reactor development, including project planning, regulatory support, and procurement assistance. These services are expected to generate long-term recurring revenue throughout the facility’s 60+ year life.

Additionally, X-energy will provide the initial fuel load and generate ongoing revenue from TRISO-X needed for refueling over the facility’s lifetime. They won’t be responsible for managing spent fuel, and this approach is expected to result in attractive financial metrics.

Furthermore, the company is exploring advanced concepts for nuclear power and propulsion, potentially with military, critical infrastructure and space applications.

X-energy’s innovative approach to nuclear power is poised to make a substantial impact on the clean energy landscape. With a focus on safety, flexibility and competitive pricing, the company can lead the way in the global transition to carbon-free power sources.

X-energy’s journey is one that industry watchers and investors should keenly follow.

Contact:

IPO-Edge.com

Editor@IPO-Edge.com

Twitter: @IPOEdge

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About X-Energy Reactor Company, LLC

X-Energy Reactor Company, LLC, is a leading developer of advanced small modular nuclear reactors and fuel technology for clean energy generation that is redefining the nuclear energy industry through its development of safer and more efficient reactors and proprietary fuel to deliver reliable, zero-carbon and affordable energy to people around the world. X-energy’s simplified, modular, and intrinsically safe SMR design expands applications and markets for deployment of nuclear technology and drives enhanced safety, lower cost and faster construction timelines when compared with conventional nuclear. For more information, visit X-energy.com or connect with us on Twitter or LinkedIn.

About Ares Acquisition Corporation

Ares Acquisition Corporation (NYSE: AAC) (“AAC”) is a special purpose acquisition company (SPAC) affiliated with Ares Management Corporation, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. AAC is seeking to pursue an initial business combination target in any industry or sector in North America, Europe or Asia. For more information about AAC, please visit www.aresacquisitioncorporation.com.

Additional Information and Where to Find It

In connection with the proposed business combination (the “Business Combination”) between X-energy and AAC, AAC filed a registration statement on Form S-4 on January 25, 2023 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 thereto, filed on March 24, 2023, June 12, 2023, July 3, 2023, July 25, 2023, September 22, 2023 and October 10, 2023 respectively, the “Registration Statement”) with the SEC, which includes a definitive proxy statement/prospectus distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. The Registration Statement has been declared effective by the SEC and AAC is mailing a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC has filed and will file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) the inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) the failure to obtain additional funding from the U.S. government or our ARDP partner for the ARDP; (5) unexpected increased project costs, increasing as a result of macroeconomic factors, such as inflation and rising interest rates; (6) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (7) the risk that any proposed business combination disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the proposed business combination; (10) changes in the applicable laws or regulations; (11) the possibility that X-energy may be adversely affected by other economic, business, and/or competitive factors; (12) the persistent impact of the global COVID-19 pandemic; (13) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (14) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (15) whether government funding for high assay low enriched uranium for government or commercial uses will result in adequate supply on anticipated timelines to support X-energy’s business; (16) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (17) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (18) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (19) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the Registration Statement and the definitive proxy statement/prospectus related to the transaction, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, Hamas’ attack of Israel and the ensuing war, rising levels of inflation and interest rates and the COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither X-energy nor AAC gives any assurance that either X-energy or AAC, respectively, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC ’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the registration statement and the definitive proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.